FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For August 12, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [  ]                No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

   Exhibit      Date      Description of Exhibit
   -------      ----      ----------------------

      1      08/12/2003   Crosswave Announces 1st Quarter 2003 Results
                          -- Steady growth in core business and market expansion

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Crosswave Communications Inc.


Date: August 12, 2003                     By:  /s/  Yasuharu Fushimi
                                             -----------------------------------
                                              Yasuharu Fushimi
                                              Chief Financial Officer and
                                              Representative Director

EXHIBIT

            Crosswave Announces 1st Quarter 2003 Results;
         Steady Growth in Core Business and Market Expansion

    TOKYO and NEW YORK--(BUSINESS WIRE)--Aug. 11, 2003--Crosswave Communications Inc. (Crosswave, NASDAQ: CWCI), a pioneer in broadband data communications in Japan, today announced its financial results for the first quarter 2003 ended June 30, 2003. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information. On August 13, 2003 at 9 a.m. (EST), Crosswave's President Koichi Suzuki, CEO Akio Onishi and CFO Yasuharu Fushimi will host a conference call to discuss the financial results contained in this release. The conference call will be simultaneously webcast at www.vcall.com and the replay will be available at their site. Crosswave's website: www.cwc.co.jp/en/ has a link to the vcall website.

    1Q03 Results Summary

   -- Revenue for 1Q03 amounted to JPY 4,969 million (US$ 41.5 million (*1)), decreasing 8.3 % from JPY 5,420 million in 4Q02 and increasing 30.3 % compared to JPY 3,813 million in 1Q02. The decrease is mainly due to a decline in revenue from sales of network equipment, compared to the high sales of network equipment the Company experienced in 4Q02.

   -- The number of customers contracted for the flagship Platform-type Network services increased to 425 in 1Q03 from 383 in 4Q02. Revenue from these services recorded a 6.0 % increase from 4Q02 to JPY 3,098 million (US$ 25.8 million).

   --  1Q03 adjusted EBITDA (*2) loss increased to JPY 1,004 million
    (US$ 8.4 million) from a loss of JPY 868 million in 4Q02. The increase is mainly due to the absence of seasonal adjustments and refunds, which were accumulated primarily from NTT local access charges the Company experienced in 4Q02.

   -- 1Q03 net loss increased to JPY 3,448 million (US$ 28.8 million) compared to JPY 3,191 million in 4Q02.

   -- The Company received approximately JPY 4,300 million in loans from its major shareholders. The Company's liabilities exceeded assets under US GAAP as of the end of June 2003. The Company continues to pursue options for improving its capital structure and funding gap.

    (*1) The translations of Japanese yen amounts into US dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 119.87 = $1, the approximate rate of exchange on June 30, 2003.

    (*2) Adjusted EBITDA represents operating income (loss) before depreciation and amortization. See also Reconciliation of Non-GAAP Financial Measures later in this press release.

    Overview and Outlook

    Business outlook

    "Japanese enterprises are still showing strong demand for broadband services," said Koichi Suzuki, President of Crosswave. "As the Japanese economy seems to be entering the recovery phase, many companies are considering revitalizing investments in IT services and abandoning legacy frame-relay networks for faster, more simple and innovative networks like Crosswave's Wide-area Ethernet Platform service. As a result, we have succeeded in gaining a more solid customer base of blue-chip companies in 1Q03. In addition, we have developed the market for medium and small-sized enterprises, which tend to have limited budgets for site-to-site connectivity despite demand for large bandwidth. This has been achieved with our newly launched Platform-type Network services, specifically our Private IP Service, utilizing less expensive access lines such as ADSL. As a result, our potential market has expanded."

    Overview of 1Q03 results

    "Total revenue decreased due to a reduction in equipment sales compared to 4Q02, when the company experienced high sales volume related to its two new data centers," said Akio Onishi, CEO of Crosswave. "In addition, EBITDA loss increased due to the absence of seasonal adjustments and refunds on local access charges that we experienced in the previous quarter. However, Crosswave's core business is steadily growing. The revenue from our Wide-area Ethernet Platform Service continued to increase. In addition, we have already gained additional revenues from the Wide-area IP Platform Service, and we believe that our newly launched Private IP Service, which will be promoted over our partners' sales networks, will contribute to sales growth in FY2003. Furthermore, we confirmed several large orders for the use of our new Data Centers. We will strive to achieve profitability by continuing to increase these revenues and further reduce costs."

    Forecast - financial performance for FY2003

    "We continue to aim for growth on a Year-over-Year basis by marketing our solutions to potential and existing customers and enhancing our lineup of services," said Yasuharu Fushimi, CFO of Crosswave. "We continue to undertake efforts to achieve profitability."

    1Q03 Operating Highlights

    Began developing IP telephony services for Wide-area Ethernet
Platform Service customers

    In May 2003, Crosswave announced that it began developing IP telephony services for the Wide-area Ethernet Platform Service customers. By leveraging "IP-Centex", an audio transmission service leveraging VoIP (Voice over IP) technology, Crosswave can provide PBX functions through IP networks, and customers can receive free voice transmission over an Intranet by consolidating data and audio networks while reducing maintenance costs of the site-located PBX. Crosswave plans to launch the service in September 2003 in conjunction with business partners. Additionally, the Company is considering adding this option for users of its Wide-area IP Platform Service and Private IP Service as an IP telephony service for medium and small-sized enterprises.

    Combination of Wide-area IP Platform service with IIJ SMF

    In July 2003, Crosswave announced that it will combine its Wide-area Ethernet Platform service with IIJ's SMF (*3). The combination enhances the IIJ Group's ability to provide total solutions for system integrators involved in network construction for nationwide franchises and large-scale businesses. By adopting this combined solution, system integrators can outsource network management including authentication systems and configuration and maintenance of on-site equipment.

    (*3) SMF (SEIL Management Framework): The world's first network service operating system announced by Internet Initiative Japan Inc. (IIJ) in February 2003. With the service, network administrators can dramatically reduce the work of configuration and maintenance of on-site equipment, by managing service adapters at customer premises from centralized servers.

    Addition of Ethernet based local loop for Wide-area Ethernet
Platform Service

    In 1Q03, Crosswave continued to expand the range of access lines for the Wide-area Ethernet Platform Service. In July 2003, Crosswave broadened the area covered by its Ethernet Access service and added the option of Powered Ethernet service by PoweredCom, Inc. With this expansion, Crosswave can provide less expensive access lines to customers demanding large bandwidth.

    Continued expansion of Customer Base

    The total number of customers grew to 461 in 1Q03, increasing 11.9% from 412 in 4Q02. The growth was mainly achieved via Platform-type Network services. Crosswave will continue to develop the new market of medium and small-sized enterprises by exploring new sales partnerships, as well as expanding its blue-chip customer base by maintaining a close relationship with existing partners, such as Fujitsu, Hitachi, NEC, NTT Data and IIJ.




Number of Customers

                                                       1Q03 4Q02 1Q02
----------------------------------------------------------------------
Total Number of contracted Customers                    461  412  271
----------------------------------------------------------------------
Number of Customers for Platform-type Network Services:
             Number of customers contracted for service 425  383  252
                      Number of customers using service 392  361  234
----------------------------------------------------------------------


    Shareholder loans

    Crosswave received loans from its major shareholders, IIJ, Toyota and Sony in the total amount of approximately JPY 4,300 million. The Company's liabilities exceeded assets under US GAAP as of the end of June 2003. The Company continues to pursue options for improving its capital structure and funding gap.

    1Q03 Financial Results

    Revenues:

    1Q03 total revenues amounted to JPY 4,969 million, an increase of
30.3 % compared to 1Q02 and a decrease of 8.3 % from 4Q02.





Revenue Breakdown                               (Unit: JPY million)
                                                1Q03    4Q02    1Q02
----------------------------------------------------------------------
Total Network services                          4,503   4,810   3,418
   Platform-type Network services               3,098   2,923   1,976
----------------------------------------------------------------------
Data Center and related services                  466     610     395
----------------------------------------------------------------------
Total Revenues                                  4,969   5,420   3,813
----------------------------------------------------------------------


    Total Network services revenues decreased to JPY 4,503 million in 1Q03 from JPY 4,810 million in 4Q02 and increased compared with JPY 3,418 million in 1Q02. The decrease from 4Q02 is mainly due to a decline in revenue from sales of equipment. The revenue from the flagship Platform-type Network services increased by 6.0% from JPY 2,923 million in 4Q02 to JPY 3,098 million in 1Q03 due to launching new services and acquiring new customers.
    Data Center and related service revenues decreased to JPY 466 million in 1Q03 from JPY 610 million in 4Q02. As mentioned, the decrease is mainly due to a decline in revenue from sales of equipment related to data centers, as the Company had unusually high sales of equipment in 4Q02 mainly related to the opening of its new data centers in February 2003.




Operating costs and expenses:
                                                  (Unit: JPY million)
                                                  1Q03   4Q02   1Q02
----------------------------------------------------------------------
Cost of data communication services               5,216  5,491  5,400
Depreciation and amortization                     1,904  1,676  1,425
Sales and marketing                                 491    423    341
General and administrative                          266    374    280
----------------------------------------------------------------------
Total cost and expenses                           7,877  7,964  7,446
----------------------------------------------------------------------


    The cost of data communications services decreased by 5.0 % to JPY 5,216 million in 1Q03 from JPY 5,491 million in 4Q02. This is a result of the decrease in equipment sales revenues. The decrease is offset in part by the absence of seasonal adjustments and refunds which Company had in 4Q02. This included a discount granted to Crosswave mainly by NTT East and West after a year-end review of local access charges.
    Depreciation and amortization increased by 13.7 % from 4Q02 to JPY 1,904 million in 1Q03. The increase is mainly due to the depreciation and amortization related to the two data centers opened in February 2003.
    Sales and marketing expenses increased by 16.0 % from 4Q02 to JPY 491 million in 1Q03. The increase primarily reflects increased promotional charges.
    General and administrative expenses decreased by 28.8 % from 4Q02 to JPY 266 million in 1Q03. The decrease is mainly due to the absence of temporary expenses related to the move to new Headquarters included in 4Q02.

    Other income/expenses:

    Other expenses decreased mainly due to the absence of devalued stocks included in 4Q02. The decrease was offset in part by increase of interest expenses.

    Net loss:

    Net loss for 1Q03 increased to JPY 3,448 million from JPY 3,191 million in 4Q02.

    Adjusted EBITDA(*4):

    Adjusted EBITDA for 1Q03 increased to a loss of JPY 1,004 million compared to a loss of JPY 868 million in 4Q02. The increase is mainly due to the absence of seasonal adjustments and refunds on the local access charges the Company gained in 4Q02.




                                                 (Unit: JPY million)
                                      1Q03  4Q02  3Q02   2Q02   1Q02
----------------------------------------------------------------------
Adjusted EBITDA(*4)                  -1,004 -868 -1,439 -1,847 -2,208
----------------------------------------------------------------------

(*4) See also Reconciliation of Non-GAAP Financial Measures later in this press release.



    Capital expenditures (*5):

    Capital expenditures for the quarter amounted to JPY 2,451 million in 1Q03. Capital expenditures were primarily related to the investment in backbone enhancement.

    (*5) Crosswave defines capital expenditures as expenditures for property and equipment and initial obligations under capital leases and installment loans adjusted for sale and lease/installment back transactions. See also Reconciliation of Non-GAAP Financial Measures below.

    Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures:

    The following table summarizes the reconciliation of adjusted
EBITDA to net loss per the consolidated statements of operations prepared and presented in accordance with the U.S. generally accepted accounting principles in Appendix 1:




                                                  (Unit: JPY million)
                                1Q03    4Q02    3Q02    2Q02    1Q02
----------------------------------------------------------------------
Adjusted EBITDA                -1,004    -868  -1,439  -1,847  -2,208
Depreciation and amortization  -1,904  -1,675  -1,604  -1,567  -1,425
----------------------------------------------------------------------
Operating income (loss)        -2,908  -2,543  -3,043  -3,414  -3,633
----------------------------------------------------------------------
Other income (expenses)          -550    -646    -461    -411    -513
Minority interests in
 consolidated subsidiaries         10      -2      10       4       1
----------------------------------------------------------------------
Net income (loss)              -3,448  -3,191  -3,494  -3,821  -4,145
----------------------------------------------------------------------



    The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment per the condensed consolidated statements of cash flows prepared and presented in accordance with the U.S. generally accepted accounting principles in Appendix 3:




                                                   (Unit: JPY million)
                                                          1Q03  4Q02
----------------------------------------------------------------------
Capital expenditures                                     2,451 10,633

Initial obligation under capital leases and installment
 loans adjusted for sale and lease/installment back
 transaction                                               208  7,161
----------------------------------------------------------------------
Purchase of property and equipment                       2,243  3,472
----------------------------------------------------------------------


    Company Information

    Crosswave Communications Inc. (Crosswave, NASDAQ:CWCI) is a data communications carrier offering customers reliable and versatile broadband networks and network services, enabling them to streamline and innovate their business infrastructure. Founded in 1998 by Internet Initiative Japan (NASDAQ: IIJI), Sony Corporation (NYSE: SNE) and Toyota Motor Corporation (NYSE: TM), the Company has made groundbreaking changes in the Japanese telecommunications market by offering a completely data-centric network. Currently, 90% of the traffic on Crosswave's nationwide network infrastructure is Ethernet-based, provided mainly through its flagship, Wide-area Ethernet Platform Service. Launched in 1999, the Wide-area Ethernet Platform service introduced a brand new type of network service to the market. The Company's fully integrated data centers and other services have redefined the role of carrier services by accommodating entire corporate system requirements. With the quality of its networks and its wide-ranging value-added features, the company has been a pioneer in the development of the data communications market in Japan. The Company offers its services to a diverse base of over 400 customers including many blue-chip companies in Japan. Crosswave's executive offices are located at Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051.

    Statements made in this press release that state Crosswave's or its management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Crosswave's and its management's current expectations, assumptions, estimates and projections about its business and the industry in which it operates. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause Crosswave's actual results to differ materially from those contained in any forward-looking statements. These risks, uncertainties and other factors include: that we have incurred significant losses since our establishment in 1998 and expect to incur losses in the future; that we may need additional cash to further develop our network and fund our operations and if we are unable to obtain it; we will not be able to complete our network development plans as scheduled or we will be forced to modify or abandon some or all of our plans; that prices for data communication services we offer will continue to decline which may reduce our revenues or limit our ability to grow our revenues; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.

    Tables to Follow



                      CROSSWAVE COMMUNICATIONS INC.        Appendix 1
         -----------------------------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
         -----------------------------------------------------
          For the Three Months Ended June 30, 2003, June 30,
                        2002 and March 31, 2003
    (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars
             (USD) Except for Per Share and ADS Data) (1)


                                           Year-over-year Comparison
                                         -----------------------------
                                                  June 30, 2003
                                         -----------------------------
                                                                % of
                                                               Total
                                         USD (1)      JPY     Revenues
                                         -------- ----------- --------
Revenues:
Data communication services               41,451   4,968,678    100.0%

Cost and expenses:
Cost of data communication services       43,512   5,215,711    105.0
Depreciation and amortization             15,887   1,904,391     38.3
Sales and marketing                        4,099     491,317      9.9
General and administrative                 2,217     265,793      5.3
                                         -------- ----------- --------
   Total cost and expenses                65,715   7,877,212    158.5

                                         -------- ----------- --------
   Operating gain (loss)                 (24,264) (2,908,534)   (58.5)
                                         -------- ----------- --------

Other income (expenses):
Gain (loss) on foreign currency exchange      (7)       (802)    (0.0)
Other                                     (4,584)   (549,458)   (11.1)
                                         -------- ----------- --------

   Income (loss) before minority interests
    and income taxes                     (28,855) (3,458,794)   (69.6)
                                         -------- ----------- --------

Minority interests in consolidated
 subsidiaries                                 87      10,403      0.2
Income taxes                                   -           -        -

                                         -------- ----------- --------
   Net income(loss)                      (28,768) (3,448,391)  (69.4%)
                                         ======== =========== ========

Basic and Dilutive Net Loss Per Share                 (6,870)
Basic and Dilutive Net Loss Per ADS
 Equivalent (2)                                      (343.49)
Weighted Average Number of Shares
 outstanding                                         501,960
Weighted Average Number of ADS
 Equivalents outstanding(2)                       10,039,200



                                           Year-over-year Comparison
                                         -----------------------------
                                             June 30, 2002
                                          --------------------
                                                        % of
                                                       Total     YOY
                                              JPY     Revenues  Chg %
                                          ----------- -------- -------
Revenues:
Data communication services                3,812,652    100.0%   30.3%

Cost and expenses:
Cost of data communication services        5,400,162    141.6    (3.4)
Depreciation and amortization              1,425,376     37.4    33.6
Sales and marketing                          340,780      8.9    44.2
General and administrative                   280,035      7.4    (5.1)
                                          ----------- -------- -------
   Total cost and expenses                 7,446,353    195.3     5.8

                                          ----------- -------- -------
   Operating gain (loss)                  (3,633,701)   (95.3)  (20.0)
                                          ----------- -------- -------

Other income (expenses):
Gain (loss) on foreign currency exchange    (167,590)    (4.4)  (99.5)
Other                                       (344,958)    (9.0)   59.3
                                          ----------- -------- -------

   Income (loss) before minority interests
    and income taxes                      (4,146,249)  (108.7)  (16.6)
                                          ----------- -------- -------

Minority interests in consolidated
 subsidiaries                                  1,113      0.0   834.7
Income taxes                                       -        -       -

                                          ----------- -------- -------
   Net income(loss)                       (4,145,136) (108.7%) (16.8%)
                                          =========== ======== =======

Basic and Dilutive Net Loss Per Share         (8,258)
Basic and Dilutive Net Loss Per ADS
 Equivalent (2)                              (412.90)
Weighted Average Number of Shares
 outstanding                                 501,960
Weighted Average Number of ADS
 Equivalents outstanding(2)               10,039,200


                                              Sequential Comparison
                                          ----------------------------
                                             March 31, 2003
                                          --------------------
                                                        % of
                                                       Total     QOQ
                                              JPY     Revenues  Chg %
                                          ----------- -------- -------
Revenues:
Data communication services                5,420,212    100.0%  (8.3%)

Cost and expenses:
Cost of data communication services        5,491,194    101.3    (5.0)
Depreciation and amortization              1,675,464     30.9    13.7
Sales and marketing                          423,386      7.8    16.0
General and administrative                   373,523      6.9   (28.8)
                                          ----------- -------- -------
   Total cost and expenses                 7,963,567    146.9    (1.1)

                                          ----------- -------- -------
   Operating gain (loss)                  (2,543,355)   (46.9)   14.4
                                          ----------- -------- -------

Other income (expenses):
Gain (loss) on foreign currency exchange        (482)    (0.0)   66.4
Other                                       (644,780)   (11.9)  (14.8)
                                          ----------- -------- -------

   Income (loss) before minority interests
    and income taxes                      (3,188,617)   (58.8)    8.5
                                          ----------- -------- -------

Minority interests in consolidated
 subsidiaries                                 (2,255)    (0.1) (561.3)
Income taxes                                       -        -       -

                                          ----------- -------- -------
   Net income(loss)                       (3,190,872)  (58.9%)    8.1%
                                          =========== ======== =======

Basic and Dilutive Net Loss Per Share         (6,357)
Basic and Dilutive Net Loss Per ADS
 Equivalent (2)                              (317.84)
Weighted Average Number of Shares
 outstanding                                 501,960
Weighted Average Number of ADS
 Equivalents outstanding(2)               10,039,200


Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended June 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 119.87 = $1, the approximate rate of exchange on June 30, 2003.

Note (2): Each ADS is equal to 1/20th of a share of common stock. The
    ADR ratio was changed to 1/20th on February 18, 2003.






                     CROSSWAVE COMMUNICATIONS INC.        Appendix 2
       --------------------------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
       --------------------------------------------------------
         As of June 30, 2003, June 30, 2002 and March 31, 2003
        (Expressed in Thousands of Japanese Yen (JPY) and U.S.
                          Dollars (USD)) (1)



                          June 30, 2003              June 30,  2002
                  ------------------------------ --------------------
                   USD (1)      JPY           %      JPY           %
                  --------- ------------ ------- ------------ -------
ASSETS
-----------------
Current assets:
Cash and cash
 equivalents         8,064      966,626    1.4 %   6,832,076   10.2 %
Accounts
 receivable-net     20,153    2,415,773    3.4     2,172,991    3.3
Receivable of
 proceeds from
   sale and lease
    back
    transactions         -            -      -     1,772,545    2.7
Other current
 assets             16,009    1,918,955    2.7     1,388,133    2.1
                  --------- ------------ ------- ------------ -------
   Total current
    assets          44,226    5,301,354    7.5    12,165,745   18.3

Property and
 equipment-net     528,071   63,299,869   89.2    51,944,556   78.0
Deposits and
 other assets       19,665    2,357,300    3.3     2,492,780    3.7

                  --------- ------------ ------- ------------ -------
      Total        591,962   70,958,523  100.0 %  66,603,081  100.0 %
                  ========= ============ ======= ============ =======

LIABILITIES AND
-----------------
 SHAREHOLDERS'
      EQUITY
-----------------
Current
 liabilities:
Short-term
 borrowings         35,872    4,299,953    6.0             -      -
Capital lease
 obligations-
 current portion    49,559    5,940,603    8.4     4,497,912    6.8
Long-term debt-
 current portion    24,302    2,913,118    4.1       354,031    0.5
Accounts payable    32,412    3,885,254    5.5     8,351,683   12.5
Accrued expenses    68,632    8,226,961   11.6     7,165,636   10.8
Other current
 liabilities         5,926      710,387    1.0       604,007    0.9

                  --------- ------------ ------- ------------ -------
   Total current
    liabilities    216,703   25,976,276   36.6    20,973,269   31.5

Capital lease
 obligations-
 noncurrent        167,338   20,058,809   28.3    19,939,879   29.9
Long-term debt-
 noncurrent        216,774   25,984,708   36.6    12,832,465   19.3
Other noncurrent
 liabilities           968      116,008    0.2        58,361    0.1

                  --------- ------------ ------- ------------ -------
      Total
       liabilities 601,783   72,135,801  101.7    53,803,974   80.8
                  --------- ------------ ------- ------------ -------

Minority interest      466       55,848    0.1        78,804    0.1

Shareholders'
 equity:
Common stock       254,397   30,494,526   43.0    30,494,526   45.8
Additional paid-
 in capital        154,691   18,542,796   26.1    18,542,796   27.8
Accumulated
 deficit          (419,415) (50,275,264) (70.9)  (36,321,133) (54.5)
Accumulated other
 comprehensive
 income                 40        4,816    0.0         4,114    0.0
                  --------- ------------ -------------------- -------
   Total
    shareholders'
     equity        (10,287)  (1,233,126)  (1.8)   12,720,303   19.1

                  --------- ------------ ------- ------------ -------
      Total        591,962   70,958,523  100.0 %  66,603,081  100.0 %
                  ========= ============ ======= ============ =======


                                                      March 31, 2003
                                                  --------------------
                                                      JPY           %
                                                  ------------ -------
ASSETS
--------------------------------------------------
Current assets:
Cash and cash equivalents                             977,083    1.3 %
Accounts receivable-net                             2,731,691    3.8
Receivable of proceeds from
   sale and lease back transactions                   188,769    0.3
Other current assets                                1,625,856    2.2

                                                  ------------ -------
   Total current assets                             5,523,399    7.6

Property and equipment-net                         64,110,221   88.7
Deposits and other assets                           2,655,398    3.7

                                                  ------------ -------
      Total                                        72,289,018  100.0 %
                                                  ============ =======

LIABILITIES AND
--------------------------------------------------
               SHAREHOLDERS' EQUITY
--------------------------------------------------
Current liabilities:
Short-term borrowings                                       -      -
Capital lease obligations-current portion           5,842,215    8.1
Long-term debt-current portion                      2,726,359    3.8
Accounts payable                                    5,209,635    7.2
Accrued expenses                                    7,996,852   11.1
Other current liabilities                             672,288    0.9

                                                  ------------ -------
      Total current liabilities                    22,447,349   31.1

Capital lease obligations-noncurrent               21,299,266   29.4
Long-term debt- noncurrent                         26,160,284   36.2
Other noncurrent liabilities                          100,334    0.1

                                                  ------------ -------
      Total liabilities                            70,007,233   96.8
                                                  ------------ -------

Minority interest                                      66,251    0.1

Shareholders' equity:
Common stock                                       30,494,526   42.2
Additional paid-in capital                         18,542,796   25.7
Accumulated deficit                               (46,826,873) (64.8)
Accumulated other comprehensive income                  5,085    0.0
                                                  ------------ -------
   Total shareholders' equity                       2,215,534    3.1

                                                  ------------ -------
      Total                                        72,289,018  100.0 %
                                                  ============ =======

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to June 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY119.87 =$1, the approximate rate of exchange on June 30, 2003.






                     CROSSWAVE COMMUNICATIONS INC.     Appendix 3
     ------------------------------------------------------------
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
 --------------------------------------------------------------------
   For the Three Months Ended June 30, 2003, June 30, 2002
                          and March 31, 2003
    (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars
                              (USD)) (1)



                                                June 30,    March 31,
                             June 30, 2003        2002        2003
                          -------------------- ----------- -----------
                          USD (1)      JPY         JPY         JPY
                          -------- ----------- ----------- -----------
Operating Activities:
Net income (loss)         (28,768) (3,448,391) (4,145,136) (3,190,872)
Depreciation and
 amortization              15,887   1,904,391   1,425,376   1,675,464
Unrealized foreign
 currency exchange loss
 (gain)                        (0)        (40)    167,372        (268)
Minority interest in net
 income (loss) of
  consolidated
   subsidiaries               (87)    (10,403)     (1,113)      2,255
Decrease (increase) in
 accounts receivable        2,636     315,918      75,068    (387,293)
Decrease (increase) in
 other current assets      (2,171)   (260,277)   (678,948)   (218,084)
Decrease (increase) in
 other assets                 292      35,042    (611,653)     93,442
Increase (decrease) in
 accounts payable             760      91,067    (491,871) (1,414,686)
Increase (decrease) in
 accrued expenses and
  other current
   liabilities              2,237     268,208     266,417     264,654
Increase (decrease) in
 other noncurrent
 liabilities                  131      15,674       7,704      13,280
                          -------- ----------- ----------- -----------
Net cash provided by
 (used in)
  operating activities     (9,083) (1,088,811) (3,986,784) (3,162,108)
                          -------- ----------- ----------- -----------

Investing Activities:
Purchase of property and
 equipment                (18,710) (2,242,730) (5,748,749) (3,471,864)
Decrease (increase) in
 other assets, net          1,711     205,054      (3,187)   (378,196)
Proceeds from sale and
 lease/installment  back    7,402     887,311   3,991,406   8,557,075
                          -------- ----------- ----------- -----------
Net cash provided by
 (used in)
  investing activities     (9,597) (1,150,365) (1,760,530)  4,707,015
                          -------- ----------- ----------- -----------

Financing Activities:
Proceeds from issuance of
 stock acquisition rights       -           -     225,000           -
Proceeds from long-term
 borrowings                     -           -   5,000,000           -
Increase (decrease) in
 short-term borrowings,
   net                     35,872   4,299,953           -  (1,000,000)
Principal payments under
 capital leases           (11,782) (1,412,290) (1,064,516) (1,309,572)
Principal payments under
 installment loans         (5,498)   (658,990)    (83,800) (2,955,409)
                          -------- ----------- ----------- -----------
Net cash provided by
 (used in)
  financing activities     18,592   2,228,673   4,076,684  (5,264,981)
                          -------- ----------- ----------- -----------

Effect of Exchange Rate
 Changes on Cash                1          46    (172,837)        712

                          -------- ----------- ----------- -----------
Net Increase (Decrease) in
  Cash and Cash
   equivalents                (87)    (10,457) (1,843,467) (3,719,362)
                          -------- ----------- ----------- -----------

Cash and Cash equivalents
  at Beginning of Period    8,151     977,083   8,675,543   4,696,445

                          -------- ----------- ----------- -----------
Cash and Cash equivalents
  at End of Period          8,064     966,626   6,832,076     977,083
                          ======== =========== =========== ===========


Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended June 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY119.87 =$1, the approximate rate of exchange on June 30, 2003.

    CONTACT: Crosswave Communications Inc.
             Hiroaki Tsuno, Taisuke Ono
             Investor Relations / Media Relations
             ir@cwc.co.jp
             +81-3-5205-4580
             or
             Citigate Financial Intelligence
             Investor Relations/Media Relations
             Robin Weinberg, +1-212-840-0008
             robin.weinberg@citigatefi.com